DEEP GREEN WASTE & RECYCLING, INC.

13110 NE 177th Place, Suite 293

Woodinville, WA 98072

(833) 304-7336

June 26, 2020

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, DC 20549

Re:	Deep Green Waste & Recycling, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 8, 2020
File No. 333-237257

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated June 24, 2020 (the “Comment Letter”) regarding the Staff’s review of the Company’s Amendment No. 1 to its Registration Statement on Form S-1 submitted June 8, 2020 (File No. 333-237257) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-1

Description of Business, page 29

1.	We note your revised prospectus summary and risk factor disclosure on page 12 in response to prior comment 1 that your “sole strategy is to acquire an operating business.” It appears from your current disclosure that you may be a “blank check” company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note your disclosure that the company ceased operations related to its waste recycling services in 2018 and that the company intends to restart this business by acquiring an operating business. Please revise to disclose your status as a blank check company and, in an appropriate place in your filing, provide details regarding compliance with Rule 419 in connection with any offering of your securities. Additionally, it appears that you may also be a shell company. Please disclose in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. If you do not believe that you are a blank check company or a shell company, please provide us with your legal analysis.

Response: In response to the Staff’s comments, the Company has revised its disclosures, risk factors and business description to clarify that the Company is currently a shell company and included an additional risk factor relative to Rule 144 and the resale of securities.

The Company kindly disagrees with the analysis that it should be considered a blank check company with mandatory Rule 419 disclosures. Section (a)(2) of Rule 419 under the Securities Act of 1933, as amended (the “Securities Act”), defines a “blank check company” as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person." We do not believe that we are a blank check company subject to the provisions of Rule 419, pursuant to the definition of “blank check Company” under Rule 419.

While Release 33-6932 applies Rule 419 to Securities Act filings, it does not obviate the language of the Rule itself.  Rule 419 states a blank check company is: “… a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; …” We feel that we have a very defined business plan within the waste management sector and that certain of our current management initiated and expanded on this same business plan in the past.

In addition, Release 33-6932 states that: “Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”  Deep Green Waste & Recycling has a specific business plan that entails seeking acquisition candidates in the waste management sector in the initial stage of business plan followed by organic growth through expansion. The Company has attempted to more clearly define its business plan in this Second Amendment to its Registration Statement.

In addition, the Company will not receive proceeds from the sale of shares from the selling shareholders, with the exception of proceeds received from the issuance of shares of common stock underlying the warrants included within this Registration Statement.

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Securities and Exchange Commission June 26, 2020 Page 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 37

2.	We reviewed your response to comment 6 and the revisions to your disclosure. Please expand your disclosure to discuss your working capital deficit, including all debt that is in default at December 31, 2019 and at March 31, 2020, along with any changes in your financial condition. Refer to Item 303(a) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosure under Liquidity and Capital Resources to expand on the Company’s working capital deficit, debt and default and judgments.

Required Capital Over the Next Fiscal Year, page 38

3.	We reviewed your response to comment 8 and the revisions to your disclosure. It appears that the $1,000,000 of capital you disclose you will have to raise through the end of 2020 still does not align with the capital required to achieve your 12-month milestones. In that regard, we note that your 12-month milestones identify $2,437,000 of required capital and include other milestone items for which no cost estimates have been provided. As previously requested, please reconcile the amount of required capital over the next fiscal year disclosed on page 38 to the amount of required capital to achieve your 12-month milestones disclosed on pages 33 and 34.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 38 to reflect the required capital the Company will need over the next twelve months to better align with the amounts shown on page 33 and 34.

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Securities and Exchange Commission June 26, 2020 Page 3

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (206) 919-1278.

Sincerely,

/s/ Lloyd Spencer
Lloyd Spencer
President

Cc: McMurdo Law Group, LLC, care of Matthew McMurdo, Esquire

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